

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3030

August 12, 2009

Mr. Edward J. Gaio
Vice President and Chief Financial Officer
Hardinge Inc.
One Hardinge Drive
Elmira, New York 14902

      RE: **Hardinge Inc
           Form 10-K for the fiscal year ended December 31, 2008
           Filed March 16, 2009
           Form 10-Q for the Quarterly Period Ended March 31, 2009
           File No. 000-15760**

Dear Mr. Gaio:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                            Sincerely,

                            Jeffrey Jaramillo
                            Accounting Branch Chief